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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 6)

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Intralinks Holdings, Inc.
(Name of Subject Company)

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Intralinks Holdings, Inc.
(Name of Persons Filing Statement)

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Common Stock, par value $0.001 per share
(Title of Class of Securities)
46118H104
(CUSIP Number of Class of Securities)

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Scott N. Semel
EVP, General Counsel and Secretary
Intralinks Holdings, Inc.
150 East 42nd Street
8th Floor
New York, New York
(212) 543-7700
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
Copies to
Margaret A. Brown
Skadden, Arps, Slate, Meagher & Flom LLP
500 Boylston St.
Boston, Massachusetts 02116
(617) 573-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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This Amendment No. 6 (this “Amendment No. 6”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Intralinks Holdings, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on December 19, 2016 (together with any subsequent amendments and supplements thereto, including this Amendment No. 6, the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by GL Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Synchronoss Technologies, Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share, at a purchase price of $13.00 per Share, net to the holder thereof in cash, without interest and subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 19, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”) (which offer, upon such terms and subject to such conditions, as it and they may be amended or supplemented from time to time, constitutes the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO, dated December 19, 2016 and filed by Parent and Merger Sub with the SEC on December 19, 2016.

Except to the extent specifically provided in this Amendment No. 6, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 6. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following section after the last paragraph:

“Expiration of Offering Period

The Offer and withdrawal rights expired as scheduled at one minute after 11:59 P.M., Eastern Time, on January 18, 2017. The Offer was not extended. American Stock Transfer & Trust Company, LLC, in its capacity as the depositary for the Offer (the “Depositary”), has advised that, as of the expiration of the Offer, 45,632,659 Shares (excluding Shares with respect to which Notices of Guaranteed Delivery were delivered but which Shares were not yet delivered), representing approximately 78.7 percent of the Shares issued and outstanding as of the expiration of the Offer, had been validly tendered and not validly withdrawn pursuant to the Offer. In addition, Notices of Guaranteed Delivery had been delivered for 1,821,243 Shares, representing approximately 3.14 percent of the Shares issued and outstanding as of the expiration of the Offer. The number of Shares (excluding Shares delivered pursuant to Notices of Guaranteed Delivery) tendered satisfied the Minimum Tender Condition. As the Minimum Tender Condition and each of the other conditions of the Offer has been satisfied (or waived), Merger Sub has accepted for payment all Shares that were validly tendered and not validly withdrawn pursuant to the Offer.

Parent has confirmed to the Company that Parent and Merger Sub expect the Merger to become effective as soon as possible following the consummation of the Offer, pursuant to the terms of the Merger Agreement and without a meeting of stockholders of the Company in accordance with Section 251(h) of the DGCL. At the Effective Time, Merger Sub will be merged with and into the Company, with the Company continuing as the Surviving Corporation and a wholly owned subsidiary of Parent, and each Share not purchased pursuant to the Offer (other than Shares owned by the Company as treasury stock or by stockholders of the Company who have perfected their statutory rights of appraisal under Delaware law) will be converted into the right to receive an amount equal to the Per Share Merger Consideration. As a result of the Merger, the Company will cease to be a publicly traded company and the Shares will no longer be listed on the NYSE.

On January 19, 2017, Parent issued a press release announcing the expiration and results of the Offer and the expected consummation of the Merger. A copy of the press release issued by Parent is filed as Exhibit (a)(5)(O) to the amendment to the Schedule TO filed with the SEC on January 19, 2017 and is incorporated by reference herein.”

ITEM 9. EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(A)(5)(D)
Press Release issued by Synchronoss Technologies, Inc. on January 19, 2017 (incorporated by reference to Exhibit (a)(5)(O) to the Schedule TO-T/A filed by Synchronoss Technologies, Inc. with the SEC on January 19, 2017).

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

INTRALINKS HOLDINGS, INC.

By:	/s/ Ronald W. Hovsepian
Name:	Ronald W. Hovsepian
Title:	President and Chief Executive Officer
Dated: January 19, 2017